Exhibit 99.1

Press Release

Maranello (Italy), July 27, 2016 - Ferrari N.V. (“Ferrari”) (NYSE/MTA: RACE) announces that after three years of working together, Scuderia Ferrari and James Allison jointly decided to part ways.

Maurizio Arrivabene, Team Principal of Scuderia Ferrari, commented as follows:
“The Team would like to thank James for his commitment and sacrifice during the time spent together, and wishes him success and serenity for his future endeavors.”

James Allison stated: “During the years I spent at Ferrari, at two different stages and covering different roles, I could get to know and appreciate the value of the team and of the people, women and men, which are part of it. I want to thank them all for the great professional and human experience we shared. I wish everybody a happy future with lots of success”.

Mattia Binotto will take on the role of Chief Technical Officer at Scuderia Ferrari.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com